Exhibit 99.4

ELS 1960 Family, L.P.

Erich Spangenberg

-and-

Dr. J. Michael DiMaio

October 20, 2023

VIA EMAIL	NOT CONFIDENTIAL

To:	Messrs. Cotton, Fan, Mellish, Murphey and Sadagopan

Ms. Cai

Cc: Vince Capone, Esq.

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Dear Members of the Spectral AI, Inc.

Board of Directors:

ELS 1960 Family, L.P., Erich Spangenberg and Dr. J. Michael DiMaio, who collectively we believe hold more than 33% of the Common Shares of Spectral AI, Inc. (MDAI), hereby formally request that the Board of Directors take immediate action to extend an invitation to join the Board of Directors and appoint Dr. J. Michael DiMaio as a Director of MDAI to serve, as all of you do, at the pleasure of the stockholders of MDAI.

Dr. DiMaio is probably familiar to all of you, but his qualifications to serve as a Director are noteworthy. In addition to being the co-founder of Spectral MD, previously serving as CEO and a Director of Spectral MD, Dr. DiMaio has over 24 years’ experience as and is recognized as one of the top cardiothoracic surgeons in the US, the Chief of Staff at Baylor Scott & White The Heart Hospital and an author of peer reviewed articles in and an editorial board member of several of the most prestigious medical journals published in the world.

At The Heart Hospital he supervises over 650 physicians across six facilities that perform nearly 2,500 cardiac surgical procedures yearly and receive the highest quality ratings by the Society of Thoracic Surgeons, the Society of Vascular Surgery, and the American College of Cardiology.

Dr. DiMaio has authored over 250 peer-reviewed publications in the some of the most prestigious journals in the world including the New England Journal of Medicine, Lancet, Science, and Circulation. He has served on many international medical guidelines committees. He has been the Principal Investigator of dozens of clinical trials for drugs and devices that have received FDA approval. He currently supervises over 120 clinical trials in the Baylor Scott and White Research Institute and Chairs the Cardiovascular Research Review Committee. He has served on committees that review grant applications for the American Heart Association, the National Institutes of Health and the Department of Defense. He is a member of the NIH-Sponsored Cardiothoracic Surgical Trials Network.

Dr. DiMaio has received peer-reviewed funding from major organizations including the National Institutes of Health, the American Heart Association, the National Science Foundation, the Department of Defense, Department of Health and Human Services and the Biomedical Advanced Research Development Authority.

Dr. DiMaio has been elected, chaired or served as a member of committees for many prestigious medical organizations including the American Surgical Association, the Society of Thoracic Surgeons, the American College of Surgeons, American Association of Thoracic Surgery, the American Heart Association, the International Society of Heart and Lung Transplantation, American Society of Transplant Surgeons and the Southern Thoracic Surgical Association.

Obviously, there is no doubt about Dr. DiMaio’s qualifications to serve, but we, and the few other significant shareholders we have spoken to, are in accord that Dr. DiMaio brings a much-needed dimension to the MDAI Board of Directors that will benefit all shareholders.

We leave it to you to determine the best and fastest way to extend an invitation to Dr. DiMaio to join the MDAI Board of Directors, but trust this can happen quickly and in any event by November 3, 2023.

If you would like to speak to Dr. DiMaio, please contact us by email and we can arrange a conference call for all of us next week.

Regards,

Erich Spangenberg	J. Michael DiMaio	ELS 1960 Family, L.P.
Erich@ipwe.com	Michael.DiMaio@BSWHealth.org

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